Exhibit 99.1

MDxHealth Announces Preliminary Third Quarter 2026 Revenue
and Suspends Full-Year 2026 Revenue Guidance

IRVINE, CA – October 15, 2026 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the "Company" or "mdxhealth"), a leader in urology-focused precision diagnostics, today announced preliminary unaudited revenue from continuing operations for the third quarter ended September 30, 2026, and suspends its full-year 2026 revenue guidance of $110–115 million.

The Company expects to report third quarter 2026 revenue from continuing operations of approximately $22.7 million, compared to $22.7 million in the third quarter of 2025 (re-presented to exclude Resolve mdx, which is reported as a discontinued operation). Third quarter tissue-based (Confirm mdx and GPS mdx) test volume was 11,232, a decrease of 11% from the prior-year period. Third quarter liquid-based (Exo mdx) test volume was 11,792 compared to 4,600 in the prior-year period, which included Select mdx and Exo mdx from its September 2025 acquisition. Cash and cash equivalents were approximately $31.7 million as of September 30, 2026.

Michael K. McGarrity, CEO of mdxhealth, commented: “Third quarter revenue fell short of our expectations. Following the discontinuation of Resolve mdx, we experienced unexpected turnover within our sales force catalyzed by aggressive targeting from recruiters. While we have a disciplined process which has served as the foundation of our forecast accuracy over the past three years, that process was clearly disrupted by this recent impact on our sales force.

“Although this led to an interruption in the progress we reported in Q2, we are focused on fortifying impacted territories and returning to consistent execution. Importantly, we do not believe these factors represent a change in the reputation that we have built with our customer base, the underlying clinical demand for our products, or our long-term market opportunity, and we expect to return to growth within these end markets. We will provide additional detail on our corrective actions and progress when we report our full third quarter results and host our earnings call on November 12.”

The preliminary financial information in this press release is unaudited, is based on management’s initial review of the Company’s results for the quarter ended September 30, 2026, and is subject to change upon completion of the Company’s quarter-end financial close and review procedures. The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary financial information. Actual results may differ materially from these preliminary estimates.

About mdxhealth

Mdxhealth is a leading precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests, based on proprietary genomic, epigenomic, exosomal and other molecular technologies, assist physicians with the diagnosis and prognosis of prostate cancer and other urologic diseases. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)

John Fraunces

Managing Director

Tel: +1 917 355 2395

Jfraunces@lifesciadvisors.com

Forward-Looking Statement: This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the Company’s preliminary unaudited financial results for the third quarter of 2026; expected future operating results; our strategies, positioning, resources, capabilities, market opportunities and expectations for future events or performance; and the anticipated timing and benefits of our acquisitions, including estimated synergies and other financial impacts. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully and profitably market our products; our ability to recruit, train and retain qualified sales personnel and the time required for new sales personnel to reach full productivity; the risk that our final results for the third quarter of 2026 differ from the preliminary results in this release; the acceptance of our products and services by healthcare providers; our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; changes in payer claims reimbursement practices and MDxHealth estimates regarding collection amounts for tests; the results of recoupment decisions and related appeals; the impacts and effectiveness of exiting from discontinued operations; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of our research and development programs; the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the ExoDx and GPS prostate cancer businesses will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Genomic Prostate Score, GPS mdx, Exosome Diagnostics, ExosomeDx, Exo mdx, ExoDx, ExoDx Prostate Intelliscore (EPI), and Monitor mdx are trademarks or registered trademarks of MDxHealth SA and its affiliates. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark and all other trademarks and service marks, are the property of their respective owners.